UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.)

Federal Agricultural Mortgage Corporation
(Name of Issuer)

Class B Voting Common Stock
(Title of Class of Securities)

313148207
(CUSIP Number)

William J. Thone
General Counsel
AgriBank, FCB
30 E. 7th Street, Suite 1600
St. Paul, MN  55101
(651) 282-8526
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 1, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule
13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Name of Reporting Person.
AgriBank, FCB.
2. Check the Appropriate Box if a Member of a Group
(a)
(b)

3. SEC Use Only

4. Source of Funds - The subject securities were acquired due to a merger between AgAmerica, FCB and AgriBank, FCB, with AgriBank, FCB the surviving merged entity on January 1, 2003. All purchases were made from working capital of the surviving entity.

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization
U.S.A. Federally chartered instrumentality pursuant to 12 U.S.C. 2011 et seq.

7. Sole Voting Power
Class B 201,621 shares

8. Shared Voting Power
0

9. Sole Dispositive Power
Class B 201,621 shares

10. Shared Dispositive Power
0

11. Aggregate Amount Beneficially Owned by Each Reporting Person
Class B 201,621 shares

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13. Percent of Class Represented by Amount in Row (11)
Class B 40.3%

14. Type of Reporting Person
BK

Item 1. Security and Issuer.
This Schedule 13D pertains to the Class B voting common stock
(Class B Stock) of the Federal Agricultural Mortgage Corporation, a federally chartered instrumentality of the United States (Issuer), whose principal executive offices are located at 1999 K Street N.W., 4th Floor, Washington, D.C. 20006.

Item 2. Identity and Background.
(a) - (c) The person filing this statement is AgriBank, FCB, a federally chartered instrumentality of the United States pursuant to the Farm Credit of 1971, as amended, 12 U.S.C. 2001 et seq. (Farm Credit Act). AgriBank, FCB is one of the banks of the Farm Credit System that pursuant to the authorities granted by the Farm Credit Act, AgriBank, FCB provides funding and financially related services to locally owned cooperative associations in the AgriBank, FCB district that have been granted authorities by the Farm Credit Act

(d) Neither AgriBank, FCB nor any of its directors and executive officers have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither AgriBank, FCB nor any of its directors and executive officers have, during the last 5 years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  AgriBank is incorporated pursuant to the laws of the United
States of America, and all of AgriBank, FCBs directors and executive officers are citizens of the United States of America.

Item 3
On January 6, 1994, AgriBank, FCB filed a Schedule 13G claiming ownership of 148,441 shares of Class B Stock. On January 1, 2003, 53,180 additional shares of Class B Stock were acquired by AgriBank, FCB as a result of the merger between AgAmerica, FCB and AgriBank, FCB, with AgriBank, FCB the surviving merged entity.

Item 4. Purpose of Transaction.
AgriBank, FCB acquired its initial Class B Stock in accordance with the statutory framework creating the Issuer and not with any plans or purposes other than those set out in the rules, regulations, and laws pertaining to the Issuer, including those mandating five directors of the Issuer to be elected by the Class B shareholders of the Issuer.

Other than as set forth above, AgriBank, FCB does not have any current plans to undertake any action that would require further disclosure pursuant to this Schedule 13D.

Item 5.
(a) As of the date of this Schedule 13D, AgriBank, FCB beneficially owns 201,621 shares of Class B Stock, representing 40.3% of the Class B Stock outstanding.

(b) AgriBank, FCB has the sole power to vote and dispose of the 201,621 shares of Issuers Class B Stock.

(c)  The information provided in Item 3 is incorporated herein by reference.
(d) There is no other person known by AgriBank, FCB that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Class B Stock beneficially owned by AgriBank, FCB.

(e)  Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships
With Respect to Securities of the Issuer.
AgriBank, FCB has the sole power to vote and dispose of the 201,621 shares of Issuers Class B Stock.

Item 7.  Material to be filed as Exhibits
Not applicable


SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      					AgriBank, FCB

      					By: /s/William J. Prebil
						Name:  William J. Prebil
						Title:  Assistant Secretary
Date:  March 5, 2013